UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.

(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park

Rosh Ha’ayin, Israel

+ 972 (3) 900-8700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Enlight Announces the Financial Close for the CO Bar Complex

Enlight Renewable Energy Ltd. (“Enlight” or the “Company”) announces that an indirect US subsidiary of the Company, has entered into a debt financing framework agreement (the “Debt Financing”) for its CO Bar complex (the “Complex” or “CO Bar”), located in Arizona, USA.

CO Bar is composed of 5 projects consisting of solar power and/or energy storage facilities, totaling approximately 1.2 GW of solar power generation capacity and 4.0 GWh of energy storage capacity. All 5 projects were safe harbored in 2025. The construction of CO Bars 1-3 is fully mobilized, and CO Bars 4 and 5 are expected to be fully mobilized in the second half of 2026. CODs for the projects within the Complex are expected to occur in the second half of 2027 and the first half of 2028.

As part of the Debt Financing, Enlight, through a subsidiary of Clenera Holdings LLC, has secured construction financing commitments from Wells Fargo Securities, LLC, BNP Paribas Securities Corp., Crédit Agricole CIB, Natixis, New York Branch, Norddeutsche Landesbank Girozentrale, New York Branch, Societe Generale, and MUFG Bank, Ltd., totaling $2,622 million.

CO Bar 1-2 have met the conditions precedent to the debt draw, and CO Bar 3-5 are expected to satisfy the applicable conditions precedent to their debt draws in the coming months.

Upon each project within the Complex reaching COD, the construction loan for such project is expected to convert into a term loan, with tax equity bridge loans expected to be repaid with tax equity proceeds. The term loans are structured with an amortization tenor of 25 years for the solar components and 20 years for the energy storage components, each term loan is to be fully repaid five years after the COD of the relevant project within the Complex (mini-perm). The loans are subject to an all-in interest rate of 5.9%. The Company serves as the parent guarantor for certain obligations as defined under the financing agreements. The Complex has 5 total offtake agreements, including 20-year busbar solar power purchase agreements (PPA) and energy storage agreements (ESA) with SRP (Salt River Project) and APS (Arizona Public Service).

The Company expects to sign an agreement with a tax equity partner during 2027. The Company expects each project in the Complex to be eligible for the 10% Energy Community bonus tax credit and also intends to pursue the 10% Domestic Content bonus tax credit for CO Bars 4 and 5.

The tables below summarize the Complex’s long-term capital structure and financial information for the first full year of operations:

Total Complx investment[1]	Term debt	Estimated tax equiy proceeds[2]
$2,900-3,045 million	$1,705 million	$1,450-1,525 million
Total Complx Investment net of tax equity	Projected revenues in firt full year[3]	Projected EBITA in first full year[3]
$1,450-1,520 million	$250-260 million	$200-210 million

1 Reflects Complex investment giving effect to the US tariffs known as of the reporting date, based on the Company’s best estimates using current available information. Actual Complex costs could be materially different based on final tariffs and the Company’s mitigation efforts.

2 The estimated tax equity proceeds include the value of the ITC and 80% of the PTC. The remaining PTC will be paid annually to the Company, based on actual production, over the initial 10 years of the Project’s operation and is expected to total $140m. The estimated tax equity proceeds assume a tax equity partnership structure, 99% of tax benefits and 5%-15% of EBITDA for 5-10 years, and 5% thereafter, will be transferred to the tax partner.

3 Sale of electricity will commence gradually upon COD of each of the Complex’s projects. This figure represents revenues and EBITDA from the sale of electricity and excludes all expected Investment Tax Credits (ITC) and Production Tax Credits (PTC) proceeds as well as the impact of a potential tax equity transaction.

The tables below summarize the Complex’s capacities:

Project	Solar Generation Capacity (MW)	Energy Storage Capacity (MWh)
CO Bar 1	258	824
CO Bar 2	480	0
CO Bar 3	473	0
CO Bar 4	0	1,600
CO Bar 5	0	1,576
Toal	1,211	4,000

Non-IFRS Financial Measures

This filing presents EBITDA, which is a non-IFRS financial measure. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools.

Incorporation by Reference

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this report on Form 6-K other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to projects, their financing, operational timeline, as well as estimated revenues and EBITDA, statements regarding the offering of the Notes, including the consideration of expanding the existing series of Notes, the Company’s intention to accept prior undertakings from Classified Investors and expectations about use of proceeds, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties related to market conditions and completion of the offering of the Notes on the anticipated terms or at all; the timing of construction of any project; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; our ability to obtain tax benefits and credits in the U.S. or other jurisdictions; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Form 6-K. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: June 25, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel